Exhibit 99.1


                                                                October 24, 2006


                                         NEC Corporation
                                         Kaoru Yano, President
                                         (Tokyo Stock Exchange, 1st Section;
                                         Code Number 6701)



                  NEC RECEIVES INFORMAL INQUIRY LETTER FROM SEC

On September 28, 2006, NEC Corporation ("NEC") disclosed that it would delay the filing of its annual report on Form 20-F for the fiscal year ended March 31, 2006 with the U.S. Securities and Exchange Commission ("SEC"). Since then, NEC has received a letter of informal inquiry from the SEC requesting voluntary production of certain documents. NEC intends to cooperate fully with the SEC in connection with this inquiry.

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CAUTIONARY STATEMENTS:

THIS MATERIAL CONTAINS FORWARD-LOOKING STATEMENTS PERTAINING TO STRATEGIES, FINANCIAL TARGETS, TECHNOLOGY, PRODUCTS AND SERVICES, AND BUSINESS PERFORMANCE OF NEC CORPORATION AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELY "NEC"). WRITTEN FORWARD-LOOKING STATEMENTS MAY APPEAR IN OTHER DOCUMENTS THAT NEC FILES WITH STOCK EXCHANGES OR REGULATORY AUTHORITIES, SUCH AS THE U.S. SECURITIES AND EXCHANGE COMMISSION, AND IN REPORTS TO SHAREHOLDERS AND OTHER COMMUNICATIONS. THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 CONTAINS, AND OTHER APPLICABLE LAWS MAY CONTAIN, A SAFE-HARBOR FOR FORWARD-LOOKING STATEMENTS, ON WHICH NEC RELIES IN MAKING THESE DISCLOSURES. SOME OF THE FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING WORDS SUCH AS "BELIEVES," "EXPECTS," "MAY," "WILL," "SHOULD," "SEEKS," "INTENDS," "PLANS," "ESTIMATES," "AIMS," OR "ANTICIPATES," OR THE NEGATIVE OF THOSE WORDS, OR OTHER COMPARABLE WORDS OR PHRASES. YOU CAN ALSO IDENTIFY FORWARD-LOOKING STATEMENTS BY DISCUSSIONS OF STRATEGY, BELIEFS, PLANS, TARGETS, OR INTENTIONS. FORWARD-LOOKING STATEMENTS NECESSARILY DEPEND ON CURRENTLY AVAILABLE ASSUMPTIONS, DATA, OR METHODS THAT MAY BE INCORRECT OR IMPRECISE AND NEC MAY NOT BE ABLE TO REALIZE THE RESULTS EXPECTED BY THEM. YOU SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS, WHICH REFLECT NEC'S ANALYSIS AND EXPECTATIONS ONLY. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE INHERENT RISKS AND UNCERTAINTIES. A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS. AMONG THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM SUCH STATEMENTS INCLUDE (I) GLOBAL ECONOMIC CONDITIONS AND GENERAL ECONOMIC CONDITIONS IN NEC'S MARKETS, (II) FLUCTUATING DEMAND FOR, AND COMPETITIVE PRICING PRESSURE ON, NEC'S PRODUCTS AND SERVICES, (III) NEC'S ABILITY TO CONTINUE TO WIN ACCEPTANCE OF NEC'S PRODUCTS AND SERVICES IN HIGHLY COMPETITIVE MARKETS, (IV) NEC'S ABILITY TO EXPAND INTO FOREIGN MARKETS, SUCH AS CHINA, (V) REGULATORY CHANGE AND UNCERTAINTY AND POTENTIAL LEGAL LIABILITY RELATING TO NEC'S BUSINESS AND OPERATIONS, (VI) NEC'S ABILITY TO RESTRUCTURE, OR OTHERWISE ADJUST, ITS OPERATIONS TO REFLECT CHANGING MARKET CONDITIONS, AND
(VII) MOVEMENT OF CURRENCY EXCHANGE RATES, PARTICULARLY THE RATE BETWEEN THE YEN AND THE U.S. DOLLAR. ANY FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. NEW RISKS AND UNCERTAINTIES COME UP FROM TIME TO TIME, AND IT IS IMPOSSIBLE FOR NEC TO PREDICT THESE EVENTS OR HOW THEY MAY AFFECT NEC. NEC DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY OF THE FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE.


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